Exhibit 99.1

Item 5 Relationship of Reporting Person(s) to Issuer

Reporting Person Isaac Perlmutter is a member of a filing group that includes the following:

(a) Mr. Perlmutter, the Vice Chairman of the Issuer's Board of Directors, its Chief Executive Officer and a 10% beneficial owner of the Issuer; and

(b) Object Trading Corp., a Delaware corporation ("Object"). Object is a 10% beneficial owner of the Issuer. Mr. Perlmutter is the President, sole Director and sole stockholder of Object.